SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                 COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

                      TAX ID CNPJ/MF n° 02.808.708/0001-07
                             NIRE n° 35.300.157.770
                           Public Traded Corporation

    Minutes of Meeting of the Board of Directors of Companhia de Bebidas das
 Américas – AMBEV (“Company”), held on June 9, 2003, and transcribed in summary form.
             (Free Translation from original minutes in Portuguese)

1.  Date,  time and venue:  June 9th,  2003,  at 5:00  p.m.,  at the  Company’s headquarters,  located at Rua Dr. Renato Paes de Barros,  1017- 4th floor,  City and State of São Paulo.

2. Attendance: Majority of Members of the Board.

3.       Decisions:

a) To approve the closing of the Share Buyback Program,  issued on January 23rd,
2003 and renewed on April 22nd,  2003,  for  reaching the  determined  financial limit of R$200,000,000.00 (two hundred million reais) established on such date.

b) To approve,  in compliance  with Article 25, “u”, of the  Company’s  By-Laws,
Article 30, § 1°, “b”, of Law # 6,404/76,  and CVM  Instruction  # 10/80 and its
subsequent  amendments,  the use of proceeds  to buy back  shares  issued by the
Company  to  be  cancelled,  during  the  next  90  (ninety)  days,  limited  to
244,909,395  common shares and  1,811,001,973  preferred  shares  corresponding, respectively,  to 7.01% and 8.41% of each type of share in the market. There are currently 3,494,549,950 common shares and 21,526,994,242 preferred shares issued by the Company in the market. The acquisition of shares will be done against the investment  reserve  account as figures in the balance  sheet at December  31st,
2002,  limited to  R$200,000,000.00  (two hundred million reais),  in accordance with Articles 7 and 12, of CVM  Instruction  # 10/80.  The  transaction  will be carried out by one or more of the following  brokers:  Deutsche Bank – Corretora de Valores S/A,  located at Rua Alexandre  Dumas,  2200,  2nd Floor,  São Paulo;
Santander  Brasil S/A CCVM,  located at Rua Amador Bueno,  474,  building C, 3rd
Floor, São Paulo;  Bradesco S/A CTVM, located at Av. Ipiranga,  282, 11th Floor,
São Paulo;  Itaú  Corretora de Valores S/A,  located at Rua Boa Vista,  185, 4th
Floor, São Paulo;  Chase Fleming S/A CCVM, located at Av. Brigadeiro Faria Lima,
3729, 11th – 15th Floors,  São Paulo; and Merrill Lynch SA CTVM,  located at Av.
Paulista 37, 3rd Floor, São Paulo.

c) To authorize  the issuance of put options  linked to the shares issued by the
Company to be  canceled,  in  compliance  with CVM  Instructions  # 290/98 and #
291/98,  to be carried out in the next 90 (ninety) days,  limited to 174,727,498 common shares and 1,076,349,712  preferred shares,  corresponding to 5.0% of the free float of each type of share as indicated in item “b”. The approved issuance will comply to the following  conditions:  (i) the volume of put options  issued multiplied by their respective  strike price and the aggregated  amount paid for the acquisition of the shares according to item "b" above, will not, as a whole, surpass the amount approved for this program stated in item "b" above;  (ii) the volume of put options issued  multiplied by their  respective  strike price will not exceed 30% of the revenue and capital reserve in the last available  balance sheet  accounts,  being observed the other limits and  exceptions  determined by
Article 2 of CVM  Instruction  # 290/98,  and, for this  purpose,  the amount of
R$200  million  mentioned  in item “b” will be reduced if  necessary;  (iii) the amount of shares to be kept in  treasury  will not surpass 10% of the free float of each share class,  in compliance  with Article # of CVM Instruction # 268/97.
The financial  institutions that will intermediate the operation  referred to in this deliberation are the brokers mentioned in item “b” above.

4. Closing:  Having no further issues to address,  the minutes referring to this meeting have been drawn up, and later read and approved by the Members  present.
Signatures:  MARCEL  HERRMANN  TELLES,  VICTÓRIO  CARLOS DE MARCHI,  JORGE PAULO
LEMANN,  CARLOS  ALBERTO DA VEIGA  SICUPIRA,  JOSÉ HEITOR  ATTÍLIO  GRACIOSO and
ROBERTO HERBSTER GUSMÃO.

                      Free Translation of Original Minutes

                           São Paulo, June 9th, 2003.

                           Victório Carlos de Marchi
                     Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.